

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 7, 2011

Paul D. Thompson
Chief Executive Officer
Mexus Gold US
1805 N. Carson Street, Suite 150
Carson City, NV 89701

> **Re: Mexus Gold US**
> **PCAOB Deregistration Letter – Larry O'Donnell, CPA, P.C.**
> **File No. 000-52413**

Dear Mr. Thompson:

We issued comments to you on December 28, 2010. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by January 24, 2011 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by January 24, 2011, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing(s), consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm

Please contact Brian K. Bhandari, Branch Chief, at (202) 551-3390 if you have questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant